

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2017

Mail Stop 4546

<u>Via E-mail</u>
Gabriel Moura
Chief Financial Officer
Itau CorpBanca
Rosario Norte 660
Las Condes
Santiago, Chile

> **Re: Itau CorpBanca (Formerly Corpbanca)**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 31, 2016**
> **File No. 001-32305**

Dear Mr. Moura:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    /s/ Kevin W. Vaughn

    Kevin W. Vaughn
    Accounting Branch Chief
    Office of Financial Services